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                              May 3, 2023

       Howard Doong, M.D.
       Chief Executive Officer
       ABVC BioPharma, Inc.
       44370 Old Warm Springs Blvd.
       Fremont, CA 94538

                                                        Re: ABVC BioPharma,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 24,
2023
                                                            File No. 333-271416

       Dear Howard Doong:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed April 24, 2023

       Cover Page

   1. We note that you intend to register "up to $3,175,000 shares" of common stock issuable upon conversion of a
secured, convertible note at an initial conversion price of $1.05 per share. Please revise to
disclose the number of shares being registered, rather than a dollar figure.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Howard Doong, M.D.
ABVC BioPharma, Inc.
May 3, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,
FirstName LastNameHoward Doong, M.D.
                                                           Division of
Corporation Finance
Comapany NameABVC BioPharma, Inc.
                                                           Office of Life
Sciences
May 3, 2023 Page 2
cc:       Louis Taubman, Esq.
FirstName LastName